================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

                          COMMISSION FILE NUMBER 1-9965

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           KEITHLEY INSTRUMENTS, INC.
                                28775 AURORA ROAD
                                SOLON, OHIO 44139

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                           AND SUPPLEMENTAL SCHEDULES
                           --------------------------

                                                                        PAGE
                                                                        ----

Report of independent accountants                                         1

Financial statements:

  Statement of Net Assets Available for Plan Benefits, with
    Fund Information as of December 31, 1998 and 1997                     2

  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information for the year ended December 31, 1998            3

  Notes to financial statements                                          4-10

Supplemental schedules:

  Schedule of assets held for investment purposes at
    December 31, 1998                                                Schedule I

  Schedule of reportable transactions for the year ended
    December 31, 1998                                                Schedule II



NOTE: Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


June 11, 1999


To the Participants and Administrator
  of the Keithley Instruments, Inc.
  Retirement Savings Trust and Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Schedule of Assets held for Investment Purposes and the Schedule of Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


                                                    KEITHLEY INSTRUMENTS, INC.
                                                    --------------------------

                                                RETIREMENT SAVINGS TRUST AND PLAN
                                                ---------------------------------

                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                           --------------------------------------------------------------------------



                                                       Participant Directed
                            ------------------------------------------------------------------------------------------------------

                                       Schwab     Schwab U.S.             Invesco                Twentieth              Twentieth
                                       Stable      Treasury    Fidelity    Total       Aim        Century    Fidelity    Century
                            MaGIC      Value     Money Market  Puritan    Return      Charter      Select    Magellan     Growth
                            Fund       Fund          Fund       Fund       Fund        Fund         Fund       Fund        Fund
                            -----      ------    ------------  --------   -------     -------    ----------  --------    ---------
Investment balance -        $ -     $5,329,028       $ -         $ -    $2,427,358  $4,108,685  $4,533,679  $4,195,673  $3,411,401
December 31, 1998

Receivables
  Employer                    -         12,459         -           -        10,065       9,466       7,898      15,490       7,180
  Participants                -         18,019         -           -        14,887      14,550      12,293      17,634      11,630
Loans to participants         -              -         -           -             -           -           -           -           -
                            ---     ----------       ---         ---    ----------  ----------  ----------  ----------  ----------

Net assets available
for Plan benefits -
December 31, 1998           $ -     $5,359,506       $ -         $ -    $2,452,310   $4,132,701 $4,553,870  $4,228,797  $3,430,211
                            ===     ==========       ===         ===    ==========   ========== ==========  ==========  ==========



                                                       Participant Directed
                            -------------------------------------------------------------------------------

                          T. Rowe     T. Rowe            Vanguard               UMA FMA    Personal
                           Price       Price              Index      Pioneer     Small      Choice
                          Science &     New     Scudder  Extended    Capital    Company    Retirement
                         Technology   Horizons  Global    Market     Growth A   Portfolio    Account   Loan
                            Fund        Fund     Fund      Fund        Fund       Fund        Fund     Fund     Cash       Total
                         ----------   --------  -------  ---------   --------   ---------  ----------  ----     ----       -----
Investment balance -
December 31, 1998        $1,752,302   $871,741  $768,092  $655,134     $ -      $315,368    $599,538  $      -  $2,969  $28,970,968

Receivables
  Employer                    8,427      4,055     2,881     3,180       -         2,661       2,024         -       -       85,786
  Participants               12,434      6,790     5,257     5,028       -         5,302         713         -       -      124,537

Loans to participants             -          -         -         -       -             -           -   267,478       -      267,478
                         ----------   --------   -------  --------     ---      --------    --------  --------  ------  -----------

Net assets available
for Plan benefits -
December 31, 1998        $1,773,163   $882,586  $776,230  $663,342     $ -      $323,331    $602,275  $267,478  $2,969  $29,448,769
                         ==========   ========  ========  ========     ===      ========    ========  ========  ======  ===========


                                                       Participant Directed
                            ------------------------------------------------------------------------------------------------------

                                       Schwab     Schwab U.S.             Invesco                Twentieth              Twentieth
                                       Stable      Treasury    Fidelity    Total       Aim        Century    Fidelity    Century
                            MaGIC      Value     Money Market  Puritan    Return      Charter      Select    Magellan     Growth
                            Fund       Fund          Fund       Fund       Fund        Fund         Fund       Fund        Fund
                            -----      ------    ------------  --------   -------     -------    ----------  --------   ---------
Investment balance -     $4,701,890    $     -     $577,401   $2,335,134   $ -       $3,519,323  $3,464,050  $2,820,848   $2,357,923
December 31, 1997

Receivables
  Employer                        -      3,269          682        3,335     -            3,516       2,439       3,487        2,447
  Participants                    -     17,971        3,449       18,367     -           19,568      13,044      17,977       12,896
Loans to participants             -          -            -            -     -                -           -           -            -
                         ----------    -------     --------   ----------   ---       ----------  ----------  ----------   ----------

Net assets available
for Plan benefits -
December 31, 1997        $4,701,890    $21,240     $581,532   $2,356,836   $ -       $3,542,407  $3,479,533  $2,842,312   $2,373,266
                         ==========    =======     ========   ==========   ===       ==========  ==========  ==========   ==========


                                                       Participant Directed
                            -------------------------------------------------------------------------------

                          T. Rowe     T. Rowe            Vanguard               UMA FMA    Personal
                           Price       Price              Index      Pioneer     Small      Choice
                          Science &     New     Scudder  Extended    Capital    Company    Retirement
                         Technology   Horizons  Global    Market     Growth A   Portfolio    Account   Loan
                            Fund        Fund     Fund      Fund        Fund       Fund        Fund     Fund     Cash       Total
                         ----------   --------  -------  ---------   --------   ---------  ----------  ----     ----       -----
Investment balance -
December 31, 1997        $1,035,580   $869,920  $725,157  $665,302   $371,147      $ -      $336,121   $     -   $ -     $23,779,796

Receivables
  Employer                    3,214      1,758     1,028     1,071      1,164        -             -         -     -          27,410
  Participants               17,700     10,050     5,614     5,633      6,900        -             -         -     -         149,169

 Loans to participants            -          -         -         -          -        -             -   168,509     -         168,509
                         ----------   --------   -------  --------   --------      ---      --------   -------   ---     -----------

Net assets available
for Plan benefits -
December 31, 1997        $1,056,494   $881,728   $731,799  $672,006  $379,211      $ -      $336,121   $168,509  $ -     $24,124,884
                         ==========   ========   ========  ========  ========      ===      ========   ========  ===     ===========

The accompanying notes are an integral part of these financial statements.

                                                   KEITHLEY INSTRUMENTS, INC.
                                                   --------------------------

                                                RETIREMENT SAVINGS TRUST AND PLAN
                                                ---------------------------------

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                        -------------------------------------------------------------------------------------


                                                         Participant Directed
                          ----------------------------------------------------------------------------------------------------------

                                     Schwab     Schwab U.S.             Invesco                Twentieth              Twentieth
                                     Stable      Treasury    Fidelity    Total       Aim        Century    Fidelity    Century
                          MaGIC      Value     Money Market  Puritan    Return      Charter      Select    Magellan     Growth
                          Fund       Fund          Fund       Fund       Fund        Fund         Fund       Fund        Fund
                          -----      ------    ------------  --------   -------     -------    ----------  --------    ---------
Net assets available
for Plan benefits -
December 31, 1997        $4,701,890  $   21,240    $581,532   $2,356,836 $        -   $3,542,407  $3,479,533 $2,842,312  $2,373,266

Contributions
  Employer                        -      58,347       8,090       26,454     19,540       44,290      35,830     57,448      29,919
  Participants                    -     230,486      43,244      165,206     82,102      214,516     163,622    288,736     141,811

Loan activity, net                1     (37,198)         83       (1,971)     1,300      (14,612)    (14,935)   (10,525)      5,353

Net appreciation
 (depreciation)
 in fair value of
 investments                    802     263,884           -        1,650    206,419      703,593     418,463    821,991     324,104
Interest                                      -      15,774            -          -            -           -          -           -
Dividends and
  capital gains                               -           -       39,824     79,462      174,480     782,158    188,080     550,239

Asset-based fees                         (5,244)       (625)      (2,861)         -       (4,362)     (4,462)    (4,246)     (3,146)
Distributions and
  withdrawals                          (484,934)    (97,471)     (87,535)  (172,598)    (253,971)   (394,713)  (254,244)   (155,066)

Transfers between funds  (4,702,693)  5,312,925    (550,627)  (2,497,603) 2,236,085     (273,640)     88,374    299,245     163,731
                         ----------  ----------   ---------   ----------  ---------   ----------  ----------  ---------- ----------

Net assets available
for Plan benefits -
December 31, 1998        $        -  $5,359,506   $       -    $       - $2,452,310   $4,132,701  $4,553,870  $4,228,797 $3,430,211
                         ==========  ==========   =========    ========= ==========   ==========  ==========  ========== ==========



                                                         Participant Directed
                         ----------------------------------------------------------------------------------
                          T. Rowe     T. Rowe            Vanguard               UMA FMA    Personal
                           Price       Price              Index      Pioneer     Small      Choice
                          Science &     New     Scudder  Extended    Capital    Company    Retirement
                         Technology   Horizons  Global    Market     Growth A   Portfolio    Account   Loan
                            Fund        Fund     Fund      Fund        Fund       Fund        Fund     Fund     Cash      Total
                         ----------   --------  -------  ---------   --------   ---------  ----------  ----     ----      -----
Net assets available
for Plan benefits -
December 31, 1997        $1,056,494  $ 881,728   $731,799  $ 672,006  $ 379,211   $      -   $336,121 $168,509  $   -   $24,124,884


Contributions

Employer                     41,640     24,654     12,453     15,890      7,994      5,954      8,348        -      -       396,851
Participants                231,106    143,534     66,806     79,669     50,100     25,836     29,422        -      -     1,956,196

Loan activity, net            2,430     (4,930)       419     (1,468)    (6,709)       402        169  101,141      -        18,950

Net appreciation
  (depreciation)
  in fair value of
  investments               446,499    (12,540)    (2,525)    (6,451)   (52,605)    36,324     15,936        -      -     3,165,544
Interest                          -          -          -          -          -          -          -        -      -        15,774
Dividends and capital
  gains                      43,571     46,257     76,406     53,206          -        988          -        -      -     2,034,671

Asset-based fees             (1,517)    (1,090)      (904)      (792)      (501)         -       (590)       -      -       (30,340)
Distributions and
  withdrawals               (61,863)   (68,464)  (105,791)   (41,476)   (34,133)   (19,330)         -   (2,172)     -    (2,233,761)

Transfers between funds      14,803   (126,563)    (2,433)  (107,242)  (343,357)   273,157    212,869        -  2,969             -
                         ----------  ---------  ---------  ---------  ---------   --------   -------- -------- ------   -----------

Net assets available for
 Plan benefits -
 December 31, 1998       $1,773,163  $ 882,586  $ 776,230  $ 663,342  $       -   $323,331   $602,275 $267,478 $2,969   $29,448,769
                         ==========  =========  =========  =========  =========   ========   ======== ======== ======   ===========


The accompanying notes are an integral part of these financial statements.

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - PLAN DESCRIPTION:
-------------------------

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


    PARTICIPATION

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the "Company") who have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


    ADMINISTRATION

The Plan is administered by the Company (the "Administrator"). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company is vested with the right to settle claims or debts and to defend any claims arising from the operation of the Plan. The Company's Board of Directors appointed three individuals to act as trustee of the Plan. Subsequent to December 31, 1998, the Board of Directors appointed Schwab Retirement Services, Inc. (Schwab) to act as trustee of the Plan. Schwab acts as custodian of the Plan.


    CONTRIBUTIONS

Participants may elect to contribute up to 15 percent of their compensation and have the option of contributing their profit sharing award, if any, on a before tax basis subject to certain limitations of the Plan. It is the Company's policy to match at least $.25 of each dollar contributed, limited to six percent of a participant's compensation during the Plan year. Additionally, it is the Company's policy to match up to a maximum of $.50 of each dollar contributed, limited to six percent of a participant's compensation for the Plan year, based upon the Company's financial performance. For 1998 and 1997, the Company's match was $.30 and $.25 on each dollar contributed by participants up to six percent of a participant's compensation, respectively. The Company has complete discretion to determine its matching contribution, if any, each year.


    PARTICIPANT ACCOUNTS

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant's contributions and earnings thereon (Participant Account) and the other account represents the employer's contributions, made on behalf of the respective participant, and the earnings thereon (Employer Account). Forfeitures of terminated participants' nonvested account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $13,445 and $5,079 were not allocated to participants' accounts at December 31, 1998 and 1997, respectively, due to forfeitures during each Plan year.


    VESTING

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.


    PAYMENT OF BENEFITS

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion, may direct distribution of all or a portion of a participant's account, subject to certain restrictions.


    LOANS

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 1998 and 1997, bear interest rates ranging from 8-11 percent per annum. All loan activity, net loans as well as repayments, are reflected in the statement of changes in net assets available for plan benefits as Loan activity, net.


    TERMINATION PROVISIONS

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.


    USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

    CONTRIBUTIONS AND BENEFIT DISTRIBUTIONS

Matching contributions from the Company are recognized during the period in which they are earned. Distributions are recognized during the period in which they are paid to a Plan participant.


    INVESTMENT VALUATION AND INCOME RECOGNITION

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the revalued cost at the date of sale and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    ADMINISTRATIVE EXPENSES

Participation fees are paid by the Company. Asset-based fees are paid by the participants.


NOTE 3 - INVESTMENTS:
--------------------

During 1998, 15 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides recordkeeping services. Following is a description of each fund:

SCHWAB STABLE VALUE FUND - This fund invests primarily in insurance company guaranteed investment contracts and arrangements commonly known as synthetic investment contracts, and other investments which seek to maintain principal value, protect against market volatility, obtain consistent income return and provide reasonable liquidity. Such transactions qualify as party in interest. At December 31, 1998, there were approximately 375 participants invested in this fund.

SCHWAB U.S. TREASURY MONEY MARKET FUND - This fund invests solely in United States Treasury notes, bills and other direct obligations of the United States Treasury, backed by the "full faith and credit" of the United States Government. These investments have almost no risk to principal. Such transactions qualify as party in interest. During 1998, this fund was closed and the assets were transferred to the Schwab Stable Value Fund.

FIDELITY PURITAN FUND - This fund invests in a diversified array of high-yielding securities; these may be common stocks, preferred stocks and/or bonds. Up to 35% of the fund's assets may be invested in lower-quality, higher-yielding assets. The fund may purchase foreign securities, zero-coupon bonds and indexed securities, and may engage in futures contracts, short sales and swap agreements. During 1998, this fund was closed and the assets were transferred to the Invesco Total Return Fund.

INVESCO TOTAL RETURN FUND - This fund invests in a combination of equities and investment-grade fixed-income securities and seeks capital appreciation and current income. The fund maintains at least 30% of its assets in equities, and at least 30% in fixed and variable rate debt securities. The fund may invest up to 25% of assets in foreign securities. At December 31, 1998, there were approximately 250 participants invested in this fund.

AIM CHARTER FUND - This fund invests a substantial portion of its assets in dividend-paying common stocks. No more than 10% of the fund's stocks may be in securities that are not currently paying dividends. The fund may invest in various short-term debt securities for liquidity or defensive purposes. It may invest up to 10% of assets in American depositary receipts, and another 10% in direct foreign securities. At December 31, 1998, there were approximately 325 participants invested in this fund.

TWENTIETH CENTURY SELECT FUND - This fund normally invests at least 80% of assets in dividend-paying common stocks; however, these securities are chosen primarily for their growth potential. The fund intends to remain fully invested in stocks, regardless of the movement of stock prices generally. This fund may also invest without limit in foreign securities, including American depositary receipts. At December 31, 1998, there were approximately 275 participants invested in this fund.

FIDELITY MAGELLAN FUND - This fund invests primarily in common stocks and convertible securities. Up to 20% of its assets may be invested in debt securities of all types and qualities. The fund invests in domestic and foreign companies. There is no limitation on total foreign investment, but no more than 40% of the fund's assets may be invested in companies operating exclusively in one foreign country. At December 31, 1998, there were approximately 325 participants invested in this fund.

TWENTIETH CENTURY GROWTH FUND - This fund normally invests substantially all assets in equity securities of large, established companies that meet its standards of earnings and revenue growth. However, it may hold up to 10% of assets in cash. The fund may only purchase securities of companies with at least three years of operations, and may invest in foreign securities without limit, including American depositary receipts. At December 31, 1998, there were approximately 275 participants invested in this fund.

T. ROWE PRICE SCIENCE & TECHNOLOGY FUND - This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripheral, software, electronics, pharmaceutical and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace. These holdings may include both new and established companies. At December 31, 1998, there were approximately 250 participants invested in this fund.

T. ROWE PRICE NEW HORIZONS FUND - This fund invests primarily in common stocks of small, rapidly growing companies. Management concentrates on companies that may offer accelerating earnings growth because of new management, new products, or structural changes in the economy. The fund may invest up to 10% of assets in foreign securities, including American depositary receipts. At December 31, 1998, there were approximately 175 participants invested in this fund.

SCUDDER GLOBAL FUND - This fund invests in companies expected to benefit from global economic trends, promising technologies or specific country opportunities. It is expected that investments will be spread broadly around the world, including the United States, in companies of varying sizes. The fund generally invests in the equity securities of established companies listed on foreign securities exchanges. At December 31, 1998, there were approximately 150 participants invested in this fund.

VANGUARD INDEX EXTENDED MARKET FUND - This fund invests in a statistically selected sample of the stocks included in the Wilshire 4500 Index. This index consists of more than 5,000 primarily smaller to medium-sized common stocks traded on the NYSE, AMEX or listed on the NASDAQ. These stocks are not included in the S&P 500 Index. At December 31, 1998, there were approximately 125 participants invested in this fund.

PIONEER CAPITAL GROWTH A FUND - This fund normally invests at least 80% of its assets in common stocks, and may invest in securities with common-stock characteristics, such as convertible bonds and preferred stocks. Securities selected for investment have an underlying value, or potential value that exceeds their current prices. Up to 25% of assets may be invested in foreign securities. During 1998 this fund was closed and the assets were transferred to the UAM FMA Small Company Portfolio Fund.

UAM FMA SMALL COMPANY PORTFOLIO FUND - This fund invests at least 65% of assets in common stocks issued by U.S. companies with market capitalizations of $50 million to $1 billion. When selecting securities, the advisor looks for companies with low P/E ratios, strong cash flows, good credit lines, and improving balance sheets. The fund may invest up to 10% of assets in foreign securities. At December 31, 1998, there were approximately 100 participants invested in this fund.

PERSONAL CHOICE RETIREMENT ACCOUNT - This fund provides for self-directed investing whereby each participant may choose to invest in any stock listed on a major U.S. exchange, over 1,200 mutual funds, bonds and other fixed-income investments, and money market funds. At December 31, 1998, there were approximately 10 participants invested in this fund.

Included in the caption Net appreciation (depreciation) in fair value of investments are the following realized gains and losses.

                                         Aggregate      Aggregate     Realized
Fund                                     Proceeds         Cost       Gain/(Loss)
----                                     --------         ----       -----------
MaGIC Fund                             $  4,702,680   $  4,701,876    $     804
Schwab Stable Value                       1,255,937      1,221,745       34,192
Schwab U.S. Treasury                      1,044,064      1,044,064            -
Fidelity Puritan                          2,722,727      2,698,480       24,247
Invesco Total Return                        308,083        294,868       13,215
Aim Charter                                 655,170        615,799       39,371
Twentieth Century Select                    620,151        552,199       67,952
Fidelity Magellan                           509,871        485,501       24,370
Twentieth Century Growth                    433,547        384,895       48,652
T. Rowe Price Science and Technology        253,749        242,076       11,673
T. Rowe Price New Horizons                  273,293        292,360     (19,067)
Scudder Global                              278,941        271,846        7,095
Vanguard Index Extended Market              208,318        212,848      (4,530)
Pioneer Capital Growth A                    475,416        520,233     (44,817)
UAM FMA Small Company Portfolio             103,893        103,840           53
Personal Choice Retirement Account          849,115        849,115            -
                                       ------------   ------------    ----------
                                       $ 14,694,955   $ 14,491,745    $ 203,210
                                       ============   ============    ==========

Cost is determined using the revalued cost method. The total change in unrealized appreciation (depreciation) (excludes realized gains and losses) for the year ended December 31, 1998 is as follows:

                                                December 31,
Fund                                        1998          1997         Change
----                                        ----          ----         ------
MaGIC Fund                              $         -    $         2   $       (2)
Schwab Stable Value                         239,438          9,746       229,692
Schwab U.S. Treasury                              -              -             -
Fidelity Puritan                                  -         22,597      (22,597)
Invesco Total Return                        193,830            626       193,204
Aim Charter                               1,198,120        533,898       664,222
Twentieth Century Select                    412,842         62,331       350,511
Fidelity Magellan                         1,144,985        347,364       797,621
Twentieth Century Growth                    494,844        219,392       275,452
T. Rowe Price Science and Technology        344,656       (90,170)       434,826
T. Rowe Price New Horizons                   38,585         32,058         6,527
Scudder Global                               11,047         20,667       (9,620)
Vanguard Index Extended Market               70,973         72,894       (1,921)
Pioneer Capital Growth A                          -          7,788       (7,788)
UAM FMA Small Company Portfolio              36,209           (62)        36,271
Personal Choice Retirement Account              108       (15,828)        15,936
                                        -----------    -----------   -----------
                                        $ 4,185,637    $ 1,223,303   $ 2,962,334
                                        ===========    ===========   ===========

NOTE 4 - FEDERAL INCOME TAX STATUS:
----------------------------------

On February 13, 1996, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                                                                                                                          Schedule I
                                                                                                                         Page 1 of 2



                                                  KEITHLEY INSTRUMENTS, INC.
                                                  --------------------------

                                               RETIREMENT SAVINGS TRUST AND PLAN
                                               ---------------------------------

                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998
                        -------------------------------------------------------------------------------


(a) (b) Identity of Issue                             (c) Number of Shares/Units           (d) Cost             (e) Current Value
-------------------------                             --------------------------           --------             -----------------
    Cash                                                                                       2,969                    2,969
*   Schwab Stable Value Fund                                    463,132                    5,089,590                5,329,028
    Invesco Total Return Fund                                    77,403                    2,233,527                2,427,358
    Aim Charter Fund                                            275,566                    2,910,565                4,108,685
    Twentieth Century Select Fund                                95,667                    4,038,835                4,533,679
    Fidelity Magellan Fund                                       34,727                    3,050,688                4,195,673
    Twentieth Century Growth Fund                               125,604                    2,998,558                3,411,401
    T. Rowe Price Science & Technology Fund                      46,517                    1,407,646                1,752,302
    T. Rowe Price New Horizons Fund                              37,350                      833,156                  871,741
    Scudder Global Fund                                          26,781                      757,045                  768,092
    Vanguard Index Extended Market Fund                          21,396                      584,161                  655,134
    UAM FMA Small Company Portfolio Fund                         20,373                      279,159                  315,368
    Personal Choice Retirement Account:
      Cash and Equivalents                                                                   159,729                  159,729
      Common Stocks:
        Ascend Communications, Inc.                                 100                        3,017                    6,575
        At Home Corp. Class A                                       200                        4,938                   14,850
        Bank One Corp                                               810                       37,780                   41,360
        Brush Wellman, Inc.                                       1,000                       25,280                   17,438
        Charles Schwab Corp.                                        100                        5,617                    5,619
        Cutter & Buck, Inc.                                         280                        7,485                   10,430
        Cypress Semiconductor Corp.                                 150                        1,335                    1,247
        Digital Microwave Corp.                                     200                        2,230                    1,369
        EMC Corp. Massachusetts                                      40                        2,805                    3,400
        Filenet Corp.                                               900                        4,510                   10,322
        First Security. Corp.                                       750                       17,842                   17,531


                                                                                                                          Schedule I
                                                                                                                         Page 2 of 2



                                                  KEITHLEY INSTRUMENTS, INC.
                                                  --------------------------

                                               RETIREMENT SAVINGS TRUST AND PLAN
                                               ---------------------------------

                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998
                        -------------------------------------------------------------------------------


(a) (b) Identity of Issue                             (c) Number of Shares/Units           (d) Cost             (e) Current Value
-------------------------                             --------------------------           --------             -----------------
    Home Depot, Inc.                                                100                        3,676                    6,129
    IOMega Corp.                                                    500                        6,005                    3,656
*   Keithley Instruments, Inc.                                   24,618                      220,393                  224,638
    Komag, Inc.                                                     100                        1,969                    1,038
    Kulicke & Soffa Industries, Inc.                                100                        2,036                    1,775
    Mattson Technology, Inc.                                        400                        5,122                    2,313
    Newbridge Networks Corp.                                         70                        1,430                    2,126
    PictureTel Corp.                                                525                        6,345                    3,478
    Saville Systems PLC                                             700                        8,924                   13,300
    Spyglass, Inc.                                                  100                          962                    2,200
    Transocean Offshore, Inc.                                       185                        5,927                    4,960
    Vishay Intertechnology, Inc.                                    525                       10,530                    7,613
    Zoltek Companies, Inc.                                          275                        7,812                    2,527
    Zoom Telephonics, Inc.                                          200                        1,734                      800
                                                                                         -----------              -----------
    Total Common Stocks                                                                      395,704                  406,694
                                                                                         -----------              -----------
    Mutual Fund:
    Midas Fund                                                   21,930                       32,626                   33,115
                                                                                         -----------              -----------
    Total Personal Choice Retirement Account                                                 588,059                  599,538
                                                                                         -----------              -----------
    Participant Loans, interest rates from 8 to 11% per annum                                267,478                  267,478
                                                                                         -----------              -----------
                                                                                         $25,041,436              $29,238,446
                                                                                         ===========              ===========

(*) Denotes an allowable party in interest.

                                                                                                                         Schedule II



                                                   KEITHLEY INSTRUMENTS, INC.
                                                   --------------------------

                                                RETIREMENT SAVINGS TRUST AND PLAN
                                                ---------------------------------

                                         Line 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                         ----------------------------------------------


                                              FOR THE YEAR ENDED DECEMBER 31, 1998

Identity of party involved and            Total Number        Purchase        Selling         Historical cost of
    description of assets                of Transactions        Price          price             assets sold             Gain
------------------------------           ---------------      ---------       -------         -------------------        ----
Purchases:
  *Schwab Stable Value Fund                    78             $6,320,075             --                  --                  --
   Invesco Total Return Fund                   24             $2,529,022             --                  --                  --
   Twentieth Century Select Fund               63             $1,271,316             --                  --                  --

Sales:
  *MAGIC Fund
   Common collective trust                      1                     --     $4,702,681           $4,065,231           $637,450
  *Schwab Stable Value Fund                    86                     --     $1,254,937           $1,230,484           $ 24,453
   Fidelity Puritan Fund                       78                     --     $2,722,728           $2,439,086           $283,641

Reportable transactions represent individual or series of transactions in excess of 5% of Plan assets as of the beginning of the Plan year.
(*) Denotes an allowable party in interest.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  KEITHLEY INSTRUMENTS, INC.
                                  RETIREMENT SAVINGS TRUST AND PLAN
                                           (Name of Plan)


Date: June 28, 1999               /s/ Mark J. Plush
                                  ----------------------------------------------
                                  Mark J. Plush
                                  Vice President and Chief Financial Officer
                                  Keithley Instruments, Inc.